CONFORMED COPY


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 2

                                  Sepracor Inc.
                                (Name of Issuer)

                      Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                     817315 10 4
                                    (CUSIP Number)

                                 OFD Partners, L.P.
                               c/o SHB Holdings, L.L.C.
                           153 East 53rd Street, 43rd Floor
                               New York, New York  10022
                                   (212) 292-6000
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                               October 28, 1996
                (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

               Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file for reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2 has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)
               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                                     13D
      CUSIP NO. 817315 10 4

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            OFD Partners, L.P.
            13-3766719

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) ( )
                                                       (b) ( )

        3   SEC USE ONLY

        4   SOURCE OF FUNDS*
            WC

        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

        6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                                   7    SOLE VOTING POWER
                                            1,223,575
           NUMBER OF
             SHARES                8    SHARED VOTING POWER
          BENEFICIALLY                        -0-
            OWNED BY
             EACH                  9    SOLE DISPOSITIVE POWER
           REPORTING                       1,223,575
              PERSON
              WITH                10    SHARED DISPOSITIVE POWER
                                              -0-

       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,223,575

       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*        ( )

       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.5%

       14   TYPE OF REPORTING PERSON*
            PN



          The Schedule 13D filed on October 10, 1994 and amended and restated in its entirety on October 13, 1995 is hereby further amended as follows:

          Item 5 is hereby amended to read as follows:

          ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

               (a)  As of the date of this Statement, OFD
          beneficially owns 1,223,575 shares of Common Stock, which is represented by 1,178,575 shares of Common Stock and 45,000 Warrants. As the Preferred Stock was converted in 1995 at the time of a call by the Company, OFD holds no shares of Preferred Stock. Based on the 27,069,745 shares of Common Stock reported outstanding (as of August 15, 1996) in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996, OFD beneficially owns approximately 4.5% of the outstanding shares of Common Stock.

               (b) OFD has the sole power to vote and dispose of all of the shares of the Common Stock and Warrants beneficially owned by it.

               (c) Within the past 60 days, OFD has effected the following sales of the Common Stock in open market transactions:

          DATE      SHARES    PRICE     TOTAL

          10/10/96  35,000    $15.375   $538,125
          10/17/96  20,000    $15.5625  $311,250
          10/17/96  25,000    $15.75    $393,750
          10/17/96  85,000    $15.875   $1,349,375
          10/17/96  10,000    $16.00    $160,000
          10/17/96  20,000    $17.00    $340,000
          10/17/96  20,000    $16.75    $335,000
          10/17/96  35,000    $16.75    $586,250
          10/28/96  75,000    $15.50    $1,162,500
          10/28/96  15,000    $15.625   $234,375
          10/28/96  45,000    $15.50    $697,500
          10/29/96  25,200    $15.50    $390,600

               (d)  Not applicable.

               (e) OFD ceased to be the beneficial holder of five percent or more of the Common Stock on October 28, 1996. OFD no longer has any filing obligation under Section
          13(d) with respect to the Common Stock.


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:   October 29, 1996

                                        OFD PARTNERS, L.P.
                                        BY SHB HOLDINGS, L.L.C.,
                                          GENERAL PARTNER

                                        By:   /s/ Mark A. Beaudoin
                                             ________________________
                                             Mark A. Beaudoin, Member